[redacted]

10027708

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response....	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67884

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Black Fossil Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 Cumberland Place
(No. and Street)

Nashville (City) TN (State) 37215 (Zip Code)

SEC Mail Processing Section
FEB 12 2010
Washington, DC
110

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Katherine Anderson 404-303-8840
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KraftCPAs PLLC
(Name - *if individual, state last, first, middle name*)

555 Great Circle Road (Address) Nashville (City) TN (State) 37228 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Katherine Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Black Fossil Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

MICHAEL O BROWN
NOTARY PUBLIC
MY COMMISSION EXPIRES MARCH 20, 2012
FULTON COUNTY, GA

Notary Public

Signature

CFO & FINOP

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC Mail Processing
Section

FEB 12 2010

Washington, DC
110

BLACK FOSSIL SECURITIES, LLC
(A DEVELOPMENT STAGE COMPANY)

NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL SCHEDULES,
AND
INDEPENDENT AUDITORS' REPORTS

DECEMBER 31, 2009

BLACK FOSSIL SECURITIES, LLC
(A DEVELOPMENT STAGE COMPANY)

NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III, SUPPLEMENTAL SCHEDULES, AND INDEPENDENT AUDITORS' REPORTS

DECEMBER 31, 2009

CONTENTS

KraftCPAs
PLLC

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Member
Black Fossil Securities, LLC
Nashville, Tennessee

We have audited the accompanying statement of financial condition of Black Fossil Securities, LLC, a development stage company (the "Company"), as of December 31, 2009, and the related statements of operations, changes in member's equity, and cash flows for the year then ended and for the period from January 24, 2008 (inception) through December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Black Fossil Securities, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended and for the period from January 24, 2008 (inception) through December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KraftCPAs PLLC

Nashville, Tennessee
January 27, 2010

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com
Also in Columbia and Lebanon, Tennessee • An independently owned member of the RSM McGladrey Network

BLACK FOSSIL SECURITIES, LLC
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash	$	10,771
Office equipment, net of accumulated depreciation of $780		1,972
TOTAL ASSETS	$	12,743

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable to member	$	904
MEMBER'S EQUITY, net of $41,285 deficit accumulated during the development stage		11,839
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	12,743

The accompanying notes are an integral part of the financial statements.

BLACK FOSSIL SECURITIES, LLC
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2009	January 24, 2008 (Inception) through December 31, 2009
REVENUES		
Consulting fee	$ 10,000	$ 10,000
EXPENSES		
Professional fees	22,343	32,200
Commissions	2,500	2,500
Office	3,617	6,028
Depreciation	551	780
Other	4,266	9,777
TOTAL EXPENSES	33,277	51,285
NET LOSS	$ (23,277)	$ (41,285)

The accompanying notes are an integral part of the financial statements.

BLACK FOSSIL SECURITIES, LLC
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

	Year Ended December 31, 2009	January 24, 2008 (Inception) through December 31, 2009
BALANCE - BEGINNING OF YEAR OR PERIOD	$ 14,800	$ -
Capital contributions by member - Note 3	20,316	53,124
Net loss for the year or period	(23,277)	(41,285)
BALANCE - END OF YEAR OR PERIOD	$ 11,839	$ 11,839

The accompanying notes are an integral part of the financial statements.

BLACK FOSSIL SECURITIES, LLC
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2009	January 24, 2008 (Inception) through December 31, 2009
OPERATING ACTIVITIES		
Net loss	$ (23,277)	$ (41,285)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	551	780
Increase in accounts payable to member	3,617	6,028
Total adjustments	4,168	6,808
NET CASH USED IN OPERATING ACTIVITIES	(19,109)	(34,477)
NET CASH USED IN INVESTING ACTIVITIES		
Purchase of office equipment	-	(2,752)
NET CASH PROVIDED BY FINANCING ACTIVITIES		
Capital contributions by member	17,000	48,000
NET INCREASE (DECREASE) IN CASH	(2,109)	10,771
CASH - BEGINNING OF YEAR OR PERIOD	12,880	-
CASH - END OF YEAR OR PERIOD	$ 10,771	$ 10,771
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Noncash financing activities:		
Member capital contributions in the form of forgiveness of accounts payable	$ 3,316	$ 5,124

The accompanying notes are an integral part of the financial statements.

NOTE 1 - NATURE OF OPERATIONS

Black Fossil Securities, LLC (the "Company") was formed January 24, 2008, as a Tennessee limited liability company. The Company's objective is to assist business clients in the private placement of debt and equity securities. The Company is registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's office is located in Nashville, Tennessee.

The Company received its FINRA approval on September 16, 2008. Operations since inception have primarily consisted of administrative functions and significant revenue producing activities have not commenced. Accordingly, the Company is classified as a development stage enterprise.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Accounting standards codification

In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a Replacement of FASB Statement No. 162.* This statement modifies the Generally Accepted Accounting Principles ("GAAP") hierarchy by establishing only two levels of GAAP, authoritative and nonauthoritative accounting literature. Effective July 2009, the FASB Accounting Standards Codification (the "Codification") is considered the single source of authoritative U.S. accounting and reporting standards, except for additional authoritative rules and interpretive releases issued by the Securities and Exchange Commission. Nonauthoritative guidance and literature would include, among other things, FASB Concepts Statements, American Institute of Certified Public Accountants Issues Papers and Technical Practice Aids, and accounting textbooks. The Codification was developed to organize GAAP pronouncements by topic so that users can more easily access authoritative accounting guidance.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities transactions

Any revenue and related clearing expenses from securities transactions are recorded on the trade date. The Company's trading activities are executed by written subscription agreements between investment issuers and investors.

Office equipment

Office equipment is reported at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the 5-year estimated useful life of the equipment.

Income taxes

The Company is not subject to federal income taxes. All of the Company's taxable income (loss) is self-employment income (loss) to the owner and not subject to state excise tax under current state law.

On January 1, 2009, the Company adopted new guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements. Income tax positions must meet a more-likely-than-not recognition threshold to be recognized. The adoption of this guidance did not have a material effect on the Company's financial position and results of operations.

As of December 31, 2009, the Company did not have any accrued interest or penalties related to income tax liabilities, and no interest or penalties have been charged to operations for the year then ended.

The Company files income tax returns in the State of Tennessee. The State of Tennessee has a statute of limitations of five years; therefore, the Company's 2008 franchise and excise tax return remains subject to examination.

Events occurring after reporting date

The Company has evaluated events and transactions that occurred between December 31, 2009 and January 27, 2010, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE 3 - RELATED PARTY TRANSACTIONS

Accounts payable to the member amounts to $904 at December 31, 2009. The member converted other accounts payable totaling $3,316 during 2009 ($5,124 since inception) to contributed capital.

The Company has entered into an expense sharing agreement with the member, which has been approved by FINRA. Under the terms of this agreement, the Company pays 11% of various shared expenses, including rent, utilities, salaries, and other miscellaneous expenses. Total such expenses under this agreement were $3,617 during 2009 ($6,028 since inception).

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and limits the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 8 to 1. In addition, equity capital may not be withdrawn within one year of the date of contribution or if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital as defined of $9,867, which was $4,867 in excess of its required minimum of $5,000. The Company's net capital ratio was .09 to 1.

SUPPLEMENTAL SCHEDULES

BLACK FOSSIL SECURITIES, LLC
(A DEVELOPMENT STAGE COMPANY)

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2009

Net Capital		
Total member's equity from the Statement of Financial Condition	$	11,839
Deductions and/or charges:		
Nonallowable assets from the Statement of Financial Condition		(1,972)
Net capital before haircuts on securities positions		9,867
Haircuts on securities		-
Net Capital	$	9,867
Aggregate indebtedness		
Accounts payable to member	$	904
Total aggregate indebtedness	$	904
Computation of Basic Net Capital Requirement		
Net capital requirement	$	5,000
Excess net capital	$	4,867
Excess net capital at 1000%	$	9,777
Percentage of aggregate indebtedness to net capital		9 %

BLACK FOSSIL SECURITIES, LLC
(A DEVELOPMENT STAGE COMPANY)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2009

The Company is exempt from the requirements of Rule 15c3-3 under Section k(2)(i) of the Rule.

BLACK FOSSIL SECURITIES, LLC
(A DEVELOPMENT STAGE COMPANY)

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2009

The Company is exempt from the requirements of Rule 15c3-3 under Section k(2)(i) of the Rule.

BLACK FOSSIL SECURITIES, LLC
(A DEVELOPMENT STAGE COMPANY)

RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

AS OF DECEMBER 31, 2009

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2009)

Net capital, as reported in Company's Part II (unaudited Focus report)	$	9,867
Net audit adjustments		-
Net capital per audit	$	9,867

BLACK FOSSIL SECURITIES, LLC
(A DEVELOPMENT STAGE COMPANY)

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION

DECEMBER 31, 2009

Not applicable

BLACK FOSSIL SECURITIES, LLC
(A DEVELOPMENT STAGE COMPANY)

MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED SINCE INCEPTION

DECEMBER 31, 2009

None

KraftCPAs
PLLC

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Member
Black Fossil Securities, LLC
Nashville, Tennessee

In planning and performing our audit of the financial statements of Black Fossil Securities, LLC (the "Company") as of December 31, 2009, and for the year then ended, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and supplemental schedules, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com
Also in Columbia and Lebanon, Tennessee • An independently owned member of the RSM McGladrey Network

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KraftCPAs PLLC

Nashville, Tennessee
January 27, 2010